Exhibit 21.01

NORTONLIFELOCK INC.
SUBSIDIARIES

Name of Subsidiary	State or Other Jurisdiction of Incorporation
Blue Coat Systems Holdings LLC	Delaware
LifeLock, Inc.	Delaware
NortonLifeLock Canada Corporation	Canada
Norton LifeLock Ireland Holdings Unlimited Company	Ireland
NortonLifeLock Ireland Limited	Ireland
NortonLifeLock Japan G.K.	Japan
NortonLifeLock Japan K.K.	Japan
Norton LifeLock Jersey Ltd	Jersey
NortonLifeLock Security Holdings Inc. Delaware	Delaware
NortonLifeLock Singapore Pte. Limited Singapore	Singapore
NortonLifeLock Switzerland GmbH	Switzerland
NortonLifeLock UK Holding Ltd	United Kingdom